Our Next Stage of Growth
ARRIS announces intent to acquire Pace
Town Hall – 23 April 2015
Filed by Arris Group, Inc. (SEC File No. 000-31254)
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Pace plc
Date: April 23, 2015

Copyright 2015 – ARRIS Enterprises, Inc. All rights reserved.
SAFE HARBOR
23 April 2015 ARRIS Internal Confidential 2
NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO
WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION.
No Offer or Solicitation
This document is provided for informational purposes only and does not constitute an offer to sell, or an invitation to subscribe for, purchase or exchange, any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law.
Forward-Looking Statements
This document may contain forward-looking statements concerning certain trends, expectations, forecasts, estimates, or other forward-looking information affecting or relating to PACE or ARRIS or its industry, products or activities that are intended to qualify for the protections afforded “forward-looking statements”
under the Private Securities Litigation Reform Act of 1995 and other laws and regulations.  Forward-looking statements speak only as to the date of the document and may be identified by the use of forward-looking terms such as “may,” “will,” “expects,” “believes,” “anticipates,” “plans,” “estimates,” “projects,” “targets,”
“forecasts,” “outlook,” “impact,” “potential,” “confidence,” “improve,” “optimistic,” “deliver,” “comfortable,” “trend” and “seeks,” or the negative of such terms or other variations on such terms or comparable terminology.  These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those indicated in the forward-looking statements. Such risks and uncertainties include, but are not limited to, the possibility that a possible combination will not be completed, failure to obtain necessary regulatory approvals or required financing or to satisfy any of the other conditions to the possible combination, adverse effects on the market price of ARRIS shares and on ARRIS’s or Pace’s operating results because of a failure to complete the possible combination, failure to realize the expected benefits of the possible combination, negative effects relating to the announcement of the possible combination or any further announcements relating to the possible combination or the consummation of the possible combination on the market price of ARRIS shares or Pace shares, significant transaction costs and/or unknown liabilities, customer reaction to the announcement of the combination, possible litigation relating to the combination or the public disclosure thereof, general economic and business conditions that affect the combined companies following the consummation of the possible combination, changes in global, political, economic, business, competitive, market and regulatory forces, future exchange and interest rates, changes in tax laws or their interpretation or application, regulations, rates and policies, future business combinations or disposals and competitive developments. These factors are not intended to be an all-encompassing list of risks and uncertainties.  Additional information regarding these and other factors can be found in ARRIS’s reports filed with the SEC, including its Annual Report on Form 10-K for the year ended December 31, 2014. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this Announcement could cause ARRIS’s plans with respect to Pace, ARRIS’s or Pace’s actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this document are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this document. ARRIS and Pace expressly disclaim any obligation to release publicly any revisions to forward-looking statements as a result of subsequent events or developments, except as required by law.

Copyright 2015 – ARRIS Enterprises, Inc. All rights reserved.
SAFE HARBOR
23 April 2015 ARRIS Internal Confidential 3
Important Additional Information Regarding the Transaction Will Be Filed With The SEC
It is expected that the shares of New ARRIS to be issued by New ARRIS to Pace shareholders under the scheme will be issued in reliance upon the exemption from the registration requirements of the Securities Act of 1933, as amended, provided by Section 3(a)(10) thereof. In connection with the issuance of New ARRIS shares to ARRIS stockholders pursuant to the merger that forms a part of the combination, New ARRIS will file with the SEC a registration statement on Form S-4 that will contain a prospectus of New ARRIS as well as a proxy statement of ARRIS relating to the merger that forms a part of the combination, which we refer to together as the Form S-4/Proxy Statement.
INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE FORM S-4/PROXY STATEMENT, AND OTHER DOCUMENTS FILED WITH THE SEC IN
CONNECTION WITH THE TRANSACTION CAREFULLY AND IN THEIR ENTIRETY, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE
TRANSACTION, THE PARTIES TO THE TRANSACTION AND THE RISKS ASSOCIATED WITH THE TRANSACTION. Those documents, if and when filed, as well as
ARRIS’s and New ARRIS’s other public filings with the SEC may be obtained without charge at the SEC’s website at www.sec.gov, or at ARRIS’s website at
http://ir.arris.com. Security holders and other interested parties will also be able to obtain, without charge, a copy of the Form S-4/Proxy Statement and other relevant documents (when available) by directing a request by mail to ARRIS Investor Relations, 3871 Lakefield Drive, Suwanee, GA 30024 or at
http://ir.arris.com. Security holders may also read and copy any reports, statements and other information filed with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room.
Participants in the Solicitation
ARRIS, its directors and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the transactions contemplated by the Proxy Statement. Information about the directors and executive officers of ARRIS is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 27, 2015, and its proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on April 9, 2015. Other information regarding potential participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Proxy Statement/Prospectus when it is filed.
Pace and New ARRIS are each organized under the laws of England and Wales. Some of the officers and directors of Pace and New ARRIS are residents of countries other than the United States. As a result, it may not be possible to sue Pace, New ARRIS or such persons in a non-US court for violations of US securities laws. It may be difficult to compel Pace, New ARRIS and their respective affiliates to subject themselves to the jurisdiction and judgment of a US court or for investors to enforce against them the judgments of US courts.
Responsibility
The directors of ARRIS accept responsibility for the information contained in this document and, to the best of their knowledge and belief (having taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and it does not omit anything.

Copyright 2015 – ARRIS Enterprises, Inc. All rights reserved. The announcement 23 April 2015 ARRIS Internal Confidential 4

Copyright 2015 – ARRIS Enterprises, Inc. All rights reserved.
Combination enhances shareholder value
•
Significantly enhances ARRIS international presence
•
Provides large scale entry into satellite segment
•
Broader product portfolio in equipment, software and services
•
World-class technology and people
•
~ $8B pro forma revenues
•
~ 8,500 combined employees, globally based
•
Accretive  transaction that maintains capital structure flexibility
23 April 2015 5 Copyright 2015 – ARRIS Enterprises, Inc. All rights reserved. ARRIS Internal Confidential

Copyright 2015 – ARRIS Enterprises, Inc. All rights reserved.
SHAREHOLDERS
•
ARRIS and Pace to each merge into
subsidiaries of a new holding
company (“New ARRIS”)
•
New ARRIS to be incorporated in the
UK
•
Operational headquarters will
remain in Suwanee, GA
•
No Change in ARRIS Board of
Directors, CEO or CFO
•
New ARRIS shares expected to be
listed on NASDAQ
NEW ARRIS
POST-CLOSING STRUCTURE
23 April 2015 6
SHAREHOLDERS
~76% ~24%
Copyright 2015 – ARRIS Enterprises, Inc. All rights reserved.
COMBINED ASSETS OF:
POST-CLOSING STRUCTURE
NEW ARRIS
(UK INCORPORATED)
ARRIS Internal Confidential

Copyright 2015 – ARRIS Enterprises, Inc. All rights reserved.
PACE OVERVIEW
A world leader in technologies, products and services
for the Pay TV and broadband industries, Pace has an
end-to-end range of products and services to simply and
cost-effectively evolve digital services for subscribers
FY2014 Revenue
$2.6 Billion
Over 200 Customers
served, in 50 countries
500+ patents approved or
pending
~2,000 Global Employees
HQ in Saltaire, UK
Non North America
revenue
$2.6B
200+
~38%
500+
2K
23 April 2015 7 Copyright 2015 – ARRIS Enterprises, Inc. All rights reserved. ARRIS Internal Confidential

Copyright 2015 – ARRIS Enterprises, Inc. All rights reserved.
ARRIS’s next stage of growth
•
Entry into the satellite segment
•
With Pace’s innovation and talent, we can broaden our
product portfolio in equipment, software, and services
•
Benefit from Pace’s strong presence in Latin America –
one of our industry’s highest growth regions
•
Become even more responsive to meeting the needs of
our customers around the world
•
Fuel innovation in our industry
•
Keep pace with the announced operator consolidations
•
Create value for our shareholders
23 April 2015 ARRIS Internal Confidential 8

Copyright 2015 – ARRIS Enterprises, Inc. All rights reserved.
ARRIS’s next stage of growth
•
Diversify ARRIS’s customer base and geographic presence
•
Provide scaled entry into satellite segment
•
Create desirable product portfolio combinations
•
Support new economies of scale
•
Generate compelling financial benefits
•
Fuel innovation
23 April 2015 ARRIS Internal Confidential 9

Copyright 2015 – ARRIS Enterprises, Inc. All rights reserved.
ARRIS PORTFOLIO
23 April 2015 10 Copyright 2015 – ARRIS Enterprises, Inc. All rights reserved. ARRIS Internal Confidential
CONNECTED TV CLIENTS
MODEMS
VIDEO GATEWAYS
SET-TOP BOXES
MULTISCREEN
NETWORK & CLOUD CUSTOMER PREMISES EQUIPMENT
CLOUD SERVICES
ACCESS & TRANSPORT
CMTS / CCAP
VIDEO INFRASTRUCTURE
GLOBAL SERVICES
IP or HFC
Delivery
Network

ARRIS
Service Delivery and Content Protection
Software that puts operators in control
Elements Software Platform
Service Delivery Platform, User-Interface Framework,
Set-Top Box Software, Gateway Software, Conditional Access and DRM
Service Management
Simplify Service Management
Customer Care
Next generation call centre
ECO
ECO Service Management
Manage, Assist, Self-Service, Monitor, Dispatch & Inquire
Networks
Defining the network evolution
Optical Transport Solutions
Access Network Solutions
Superior Hardware
Gateway
Media Server
Set-Top Box
Operator
Customer Premises
Solutions
PayTV
Broadband
OTT
Whole Home
Apps
Service Management
Services
Consulting
Systems Integration
Hosting

Copyright 2015 – ARRIS Enterprises, Inc. All rights reserved. PACE PORTFOLIO 23 April 2015 11 Copyright 2015 – ARRIS Enterprises, Inc. All rights reserved. ARRIS Internal Confidential

Copyright 2015 – ARRIS Enterprises, Inc. All rights reserved.
What’s next
•
Entering period of regulatory and shareholder reviews
•
Transaction expected to close in the late 2015
•
Until closing, both ARRIS and Pace will continue to
operate as independent companies
•
Business as usual!
23 April 2015 ARRIS Internal Confidential 12

Copyright 2015 – ARRIS Enterprises, Inc. All rights reserved.
Do:
•
Remain focused on continuing to serve our customers
and delivering outstanding results
•
Execute on our plans
•
Meet our commitments
•
Manage our costs
23 April 2015 ARRIS Internal Confidential 13

Copyright 2015 – ARRIS Enterprises, Inc. All rights reserved.
Don’t:
•
No discussions are to take place between ARRIS and Pace
regarding information like pricing, bids, customer
contracts or information, future product launches and
any other sensitive topic.
•
Don’t engage with Pace in business meetings with
customers or engage in other practices that could be
interpreted that we’re acting as one company before the
transaction closes.
•
When speaking with customers or partners, do not
comment on Pace’s current or prospective products,
pricing, or company news.
23 April 2015 ARRIS Internal Confidential 14

Copyright 2015 – ARRIS Enterprises, Inc. All rights reserved.
Refer external inquiries
•
Forward all inquiries from reporters, bloggers and
industry analysts to Jeanne Russo, ARRIS Global
Communications, at 215-323-1880.
•
Forward all inquiries from financial analysts to
23 April 2015 ARRIS Internal Confidential 15
ARRIS Investor Relations, at 720- 895-7787. Bob Puccini
,

Copyright 2015 – ARRIS Enterprises, Inc. All rights reserved.
Speaking on behalf of ARRIS
•
Only authorized ARRIS leaders are to speak on behalf of
the company
•
Be cautious with any comments made on chat boards,
social media, and other online channels
23 April 2015 ARRIS Internal Confidential 16

Copyright 2015 – ARRIS Enterprises, Inc. All rights reserved. 23 April 2015 ARRIS Internal Confidential 17

Our Next Stage of Growth